Exhibit 5.05

Investors Capital Holdings, Ltd.

CODE OF BUSINESS CONDUCT AND ETHICS

A              Scope.

This Code of Business Conduct and Ethics (including all Appendices, revised as of September 6, 2011, hereinafter referred to as this “Code”) applies to the following persons (“Covered Persons”):

(i)	directors, officers and employees, and

(ii)	persons, such as registered representatives, who, for purposes of FINRA regulation, are deemed to be associated persons (“Associated Persons”),

of Investors Capital Holdings, Ltd. (“ICH”), Investors Capital Corp. (“ICC”) and/or ICH’s other subsidiaries (collectively, the “Company”).  As, where and to the extent expressly stated herein, certain portions of this Code apply only to certain types of Covered Persons, such as Associated Persons.

The conduct of certain Covered Persons may also be governed by the provisions of other Company documents.  For instance, Associated Persons must also comply with the provisions of ICC’s Written Supervisory Procedures Manual.  Where particular conduct of a Covered Person is addressed both by this Code and by one or more other such documents, the most restrictive and inclusive provisions among them shall apply as to that conduct.  In no case shall this Code or any such other Company document restrict the meaning and applicability of any federal, state, self-regulatory or other law, rule or regulation.

B.             Purpose.

The Company is proud of the values with which it conducts business.  It has and will continue to uphold the highest levels of business ethics and personal integrity in all types of transactions and interactions.  To this end, this Code of Business Conduct and Ethics serves to (1) emphasize the Company’s commitment to ethics and compliance with the law; (2) set forth basic standards of ethical and legal behavior; (3) provide reporting mechanisms for known or suspected ethical or legal violations; and (4) help prevent and detect wrongdoing.

Given the variety and complexity of ethical questions that may arise in the Company’s course of business, this Code of Business Conduct and Ethics serves only as a rough guide in areas where this Code is not explicit in its mandates.  Confronted with ethically ambiguous situations, the Covered Persons should remember the Company’s commitment to the highest ethical standards and seek advice from supervisors, managers or other appropriate personnel to ensure that all actions they take on behalf of the Company honor this commitment.

C.             Ethical Standards.

1.	Conflicts of Interest.

A conflict of interest exists when a person’s private interest interferes in any way with the interests of the Company including the Company’s commitment to fully perform its legal and regulatory obligations to its customers and the financial markets.  A conflict can arise when a Covered Person takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively.  Conflicts of interest may also arise when a Covered Person, or a members of his or her immediate family or household, receives improper personal benefits as a result of the Covered Person’s position at the Company.  Loans to, or guarantees of obligations of, Covered Persons and their family members may create conflicts of interest.  It is almost always a conflict of interest for a Covered Person to work simultaneously for a competitor, customer or supplier.  Other outside business affiliations and legal obligations may also pose a conflict of interest, as detailed in Appendix “I”, annexed to and forming an integral part of this Code.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with your supervisor or manager or, if circumstances warrant, the chief financial officer or chief legal officer of the Company.  Any Covered Person who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section E of this Code.

All directors and executive officers of the Company shall disclose any material transaction or relationship that reasonably could be expected to give rise to such a conflict to the Chairman of ICH’s Board of Directors and/or, in connection with financial matters, Audit Committee.  No Action may be taken with respect to such transaction or party unless and until such action has been approved by the Board or Audit Committee.

2.	Corporate Opportunities.

Covered Persons are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors of the Company.  No Covered Person may use corporate property, information or position for improper personal gain and no employee may compete with the Company directly or indirectly.  Covered Persons owe a duty to the Company to advance its legitimate interest whenever possible.

3.	Fair Dealing.

Covered Persons shall behave honestly and ethically at all times and with all people.  They shall act in good faith, with due care, and shall engage only in fair and open competition, by treating ethically competitors, suppliers, customers, and colleagues.  Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited.  No Covered Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice.

4.	Gifts.

The purpose of business entertainment and gifts in a commercial setting (i.e., involving a current or potential competitor, supplier, customer or other business associate) is to create good will and sound working relationships, not to gain unfair personal or corporate advantage.  Appendix “II”, annexed hereto and forming an integral part of this Code, sets forth guidance, procedures and restrictions concerning the giving and receiving of gifts in a commercial setting.

5.	Personal Trading.

In light of obligations placed upon the Company because of its participation in the financial services industry, as well as the provisions of securities laws of general applicability to those who trade in securities, the Company places certain restrictions on the personal investing activities of Covered Persons as set forth in Appendices III and IV, annexed to and forming an integral part of this Code.

6.	Confidentiality.

Covered Persons must maintain the confidentiality of confidential information entrusted to them, except when disclosure is authorized by this Code or an appropriate legal officer of the Company, or required by laws or regulations.  Among other things, Confidential information includes all non-public information concerning the Company, its business associates and customers and their respective businesses, activities and plans.  Disclosure of such information, might be of use to competitors or harmful to the Company, its business associates or customers if disclosed.  The obligation to preserve confidential information continues even after employment ends.

In particular, Covered Persons must never divulge contemplated or completed securities transactions or trading strategies of any client to any person, except as required by the performance of such person’s duties, and only on a need to know basis.

Please see Appendix IV for further information regarding protection of the confidentiality, and prevention of misuse, of material non-public information.

7.	Protection and Proper Use of Company Assets.

All Covered Persons should endeavor to protect the Company’s assets and ensure their efficient use.  Theft, carelessness, and waste have a direct impact on the Company’s profitability.  Any suspected incident of fraud or theft should be immediately reported for investigation.  The Company’s equipment should not be used for non-Company business, though incidental personal use is permitted.

The obligation of Covered Parties to protect the Company’s assets includes its proprietary information.  Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, databases, records, salary information and any unpublished financial data and reports.  Unauthorized use or distribution of this information would violate Company policy.  It could also be illegal and result in civil or criminal penalties.

8.	Compliance with Laws, Rules and Regulations.

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built.  In conducting the business of the Company, the Covered Persons shall comply with applicable governmental laws, rules and regulations at all levels of government in the United States and in any non-U.S. jurisdiction in which the Company does business.  Although not all Covered Persons are expected to know the details of these laws, it is important to know enough about the applicable local, state and national laws to determine when to seek advice from supervisors, managers or other appropriate personnel.

9.	Timely and Truthful Public Disclosure.

In reports and documents filed with or submitted to the Securities and Exchange Commission, FINRA and other regulators by the Company, and in other public communications made by the Company, the Covered Persons involved in the preparation of such reports and documents (including those who are involved in the preparation of financial or other reports and the information included in such reports and documents) shall make disclosures that are full, fair, accurate, timely and understandable.  Where applicable, these Covered Persons shall provide thorough and accurate financial and accounting data for inclusion in such disclosures.  They shall not knowingly conceal or falsify information, misrepresent material facts or omit material facts necessary to avoid misleading others, including the Company’s independent public auditors or investors.

10.	Significant Accounting Deficiencies.

The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal control over financial reporting which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal control over financial reporting.

D.	Waivers.

Any waiver of this Code for executive officers or directors may be made only by the Company’s Board of Directors after review by its Lead Independent Director and will be promptly disclosed as required by law or stock exchange regulation.

E.	Violations of Business Conduct and Ethical Standards.

1.	Reporting Known or Suspected Violations.

The Company’s directors, CEO, senior financial officers and chief legal officer shall promptly report any known or suspected violations of this Code to the Chairman of the Company’s Board of Directors and/or, with respect to financial matters, the Chairman of the Audit Committee.  All other Covered Persons should talk to supervisors, managers or other appropriate personnel about known or suspected illegal or unethical behavior.  These Covered Persons may also report questionable behavior in the same manner as they may report complaints regarding accounting, internal accounting controls or auditing matters by contacting (anonymously, if desired) the Audit Committee’s Complaint Officer, Doug Leonard, by telephone at 781-581-4636, by email at dleonard@investorscapital.com, or in writing to Mr. Leonard c/o Investors Capital Holdings, Ltd., 230 Broadway East, Lynnfield, MA 01940-2320.  No retaliatory action of any kind will be permitted against anyone for making such a report in good faith, and the Company’s Audit Committee will strictly enforce this prohibition.

2.	Accountability for Violations.

If the Company determines that this Code has been violated, either directly, by failure to report a violation, or by withholding information related to a violation, the offending Covered Person may be disciplined for non-compliance with penalties and sanctions up to and including removal from office or dismissal.  Such penalties may also include, among other things, written notices to the individual involved that a violation has been determined, censure, demotion or re-assignment, warnings, trading or other privileges suspension with or without pay or benefits, and financial penalties including, but not limited to, unwinding any trade that violates this Code and/or disgorgement of the profits therefrom,  Violations of this Code may also constitute violations of law and may result in criminal penalties and civil liabilities for the offending Covered Person and the Company.  Violations and suspected violations of criminal laws will be reported to the appropriate authorities as required by applicable laws and regulations.  All Covered Parties are expected to cooperate in internal investigations of alleged misconduct.

F.	Interpretations and Exceptions

The Compliance Department of ICC, as delegate of the Board of Directors and/or the Audit Committee, shall have the right to make interpretations of this Code, and to grant exceptions to portions of this Code where no abuse or potential abuse is involved, that shall be final and binding, subject to the right of the Compliance Department to reverse such determinations as they or said Committee deem to be in the best interests of the Company in their sole discretion.  Each Covered Person must obtain approval from the Compliance Department before taking action regarding any such exception.  Any questions regarding the applicability, meaning or administration of this Code shall be referred in advance of any contemplated transaction to the Compliance Department.  The foregoing notwithstanding, executive officers and directors of the Company may apply directly to the Board of Directors and/or, respecting financial matters, the Audit Committee for any such interpretation or exception, in which case the Board or Committee shall have the right to take action in the same manner as set forth above regarding the Compliance Department.

G.	Compliance Procedures.

We must all work together to ensure prompt and consistent action against violations of this Code.  In some situations, however, it is difficult to know if a violation has occurred.  Because we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem.  These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? Use your judgment and common sense. If something seems unethical or improper, it may very well be so.

•	Clarify your responsibility and role. In many situations there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•
Discuss the problem with your supervisor.  This is the basic guidance for all situations.  In many cases, your supervisor will be more knowledgeable about the questions, and he or she will appreciate being consulted as part of the decision-making process.

•
Seek help from Company resources.  In rare cases where it would be inappropriate or uncomfortable to discuss an issue with your supervisor, or where you believe your supervisor has given you an inappropriate answer, discuss it locally with your office manager or your human resources manager.

•
You may report ethical violations in confidence without fear of retaliation.  If your situation requires that your identity be kept secret, your anonymity will be protected to the maximum extent consistent with the Company’s legal obligations.  The Company in all circumstances prohibits retaliation of any kind against a person because such person reports what he or she in good faith believes may be a possible violation of this Code.

•	Ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

G.	Compliance Procedures.

Annually, each Covered Person is required to sign a statement acknowledging that he or she has received this Code, as amended from time to time, and confirming his/her adherence to it.  Failure to perform this obligation may result in disciplinary action including dismissal.

Appendix I

Outside Commitments

A.            Service on Boards of Directors

Members of ICH’s Board of Directors may join Boards of Directors of other public companies only upon the prior approval of the ICH Board of Directors.  Other Covered Persons may so serve only upon the prior approval of the ICC Compliance or Legal Department.  To assist in ensuring against unintentional violation of the laws prohibiting insider trading1, Associated Persons serving as directors of ICH or of any other companies:

(i) will not be permitted to participate in the process of making investment decisions or recommendations for, to, or on behalf of, ICC clients that involve the companies upon whose Boards they sit except when they have obtained the prior written consent of ICH’s corporate counsel as to particular circumstances, desired actions and time frames, and

(ii) promptly upon joining any such Board of Directors, must notify their ICC clients in writing (with a copy to ICH’s corporate counsel) of said restriction on participation in such decisions and recommendations.

The term “investment decisions or recommendations” includes decisions or recommendations regarding whether or not to acquire, divest or vote securities of these companies.

B.            Other Outside Business Affiliations

Associated Persons may not maintain outside business affiliations (e.g., officer, governor, trustee, part time employee, etc.) without the prior approval of the ICC Compliance Department.

C.            Executorships

The Company discourages acceptance of executorships by Associated Persons.  However, business considerations and family relationships may make it desirable to accept executorships under certain circumstances.  In all cases, it is necessary for the Associated Person to have authorization from the ICC Compliance Department to act as an executor.  All such existing or prospective relationships should be reported in writing to said departments.

D.            Custodianships and Powers of Attorney

It is expected that most custodianships undertaken by Associated Persons will be for minors of an Associated Person’s immediate family.  These will be considered as automatically authorized and do not require approval from the Company.  However, approval of the ICC Compliance Department is required for all other custodianships undertaken by Associated Persons.

1 See Appendix IV, infra, for further information regarding our policy and procedures directed at preventing insider trading based on the possession of material non-public information.

Entrustment of an Associated Person with a Power of Attorney to execute securities transactions on behalf of another requires prior approval from the ICC Compliance Department.

Appendix II

Gifts in a Commercial Setting

This Appendix applies to gifts to or from any current or potential Company competitor, customer, supplier or other persons and entities doing or potentially doing business with the Company (“Business Associates), or to or from government or self-regulatory organization employees or officials (“Officials”), that, directly or indirectly, are made by or to the benefit of a Covered Person or any member of the immediately family or household of a Covered Person.

A.            Improper Gifts from or to Business Associates

No Covered Person may, directly or indirectly, solicit, accept, offer or make any gift of cash or any other thing of value from or to any Business Associate in order to (or that may appear to) induce, influence, support or reward the other party to provide (or for providing) any service, transaction or business to the other party or any employer, affiliate or business associate thereof including the Company.

B.            Acceptance of Gifts from Business Associates

Acceptance of gifts from Business Associates that are solicited, or that are made in the form of cash or cash equivalents (such as gift certificates, securities and other items readily convertible to cash), is strictly prohibited.  Other gifts may be accepted only with the approval of the Legal or Compliance Department, except that acceptance of the following types of unsolicited gifts not in the form of cash or cash equivalents is permissible without such approval:

•	Gifts given in connection with special occasions (e.g., promotions, retirements and weddings) of reasonable value.

•
Reasonable and conventional business courtesies, such as joining a client or vendor in attending sporting events, golf outings, etc., provided that such activities involve no more than customary amenities.

•
The cost of working session meals or reasonable related expenses involving the discussion or review of business matters related to the Company provided that such costs would have otherwise been reimbursable to the Covered Person.

C.            Gifts to Business Associates

Gifts to Business Associates that are made in cash or cash equivalents are strictly prohibited.  In appropriate circumstances it may be acceptable for a Covered Person to extend other types of gifts to Business Associates.  Covered Persons should be certain that the gift does not give rise to a conflict of interest, or appearance of conflict, and that there is no reason to believe that the gift violates applicable codes of conduct of the recipient.

Covered Persons may make business gifts at Company expense, provided:

•	The gift is not cash or a cash equivalent, regardless of amount;

•	The gift is of reasonable value in the circumstances and does not exceed a value of $100 unless the specific prior approval of the Compliance Department has been obtained;

•	The gift is lawful and in accordance with regulatory rules and generally accepted business practices of the governing jurisdictions; and

•	The Covered Person is authorized to give gifts.

In addition to involved Covered Persons, their managers and supervisors are responsible for bringing any apparent or perceived gift issues to the attention of the Compliance Department.

D.            Gifts to Officials

The Compliance Department must be contacted prior to making any gift to an Official.  Various SROs, governmental agencies, legislative bodies, and jurisdictions have rules and regulations regarding the receipt of gifts by their employees or officials.  In some cases, they may be prohibited from accepting any gifts.

E.             Non-Cash Compensation

Covered Persons who, for purposes of FINRA regulation, are associated persons of ICC must also comply with FINRA rules governing the payment of non-cash compensation, i.e., any form of compensation received in connection with the sale and distribution of variable contracts and investment company securities that is not cash compensation including, but not limited to, merchandise, gifts, travel expenses, meals and lodging.

Appendix III

Personal Trading

The nature of the business conducted by the Company requires that all Covered Persons adhere to the highest standards of conduct and integrity, putting first the interests of the Company and its clients in carrying out their duties.  There must be no conflict, or appearance of conflict, between the self-interest of any Covered Person and his or her responsibility to the Company, its customers and stockholders.  In particular, Covered Persons must never improperly use their position with the Company for personal or private gain.  As used in this Appendix, a securities account or transaction shall be deemed “personal” to a Covered Person if it is for the benefit, directly or indirectly, of the Covered Person or any member of the Covered Person’s immediate family or household.

One of the purposes of this Code it to ensure that, in connection with his or her personal trading, no Covered Person shall conduct any of the following acts affecting a client account:

•	Employ any device, scheme or artifice to defraud;
•	Make any untrue statement of material fact, or omit to state a material fact necessary in order to make the statement not misleading;
•	Engage in any act, practice or course of business that operates or would operate as a fraud of deceit; or
•	Engage in any manipulative practice.

A.            Basic Policy

Covered Persons have a personal obligation to conduct their investing activities and related securities transactions lawfully and in a manner that avoids actual or potential conflicts between their own interest and the interests of the Company and its clients.  Covered Persons must carefully consider the nature of their Company responsibilities – and the type of information that they might be deemed to possess that may impact upon any particular securities transaction – before engaging in that transaction.

B.            Material Nonpublic Information

Covered Persons in possession of material nonpublic information about or affecting securities, or their issuers, are prohibited from buying or selling such securities whether for their account or for the account of clients or others, or advising any client or other person to buy or sell such securities.  See Appendix IV, infra, for further information regarding our policy and procedures directed toward preventing misuse of material nonpublic information.

C.             ICC Restricted List

Associated Persons are not permitted to buy or sell any securities that are included on the ICC restricted list.

D.             Front Running

Covered Persons are prohibited from buying or selling securities in their personal accounts so as to benefit from their knowledge of the Company’s or a client’s trading positions, plans or strategies, or forthcoming research recommendations.  Among other things, any trading in a Covered Person’s personal account ahead of the account of a Company client shall be deemed a violation of this rule.

E.             Short-Term Trading

Covered Persons must always conduct their personal trading activities lawfully, properly and responsibly, and are encouraged to adopt long-term investment strategies that are consistent with their financial resources and objectives.  The Company generally discourages short-term trading strategies, and Covered Persons are cautioned that such strategies may inherently carry a higher risk of regulatory and other scrutiny.   Excessive or inappropriate trading that interferes with job performance, or compromises the duty that the Company owes to its clients and stockholders, will not be tolerated.

F.             Private Placements

Prior to effecting a transaction in private securities (i.e., securities not requiring registration with the Securities and Exchange Commission, and sold directly to the investor), an Associated Person must first obtain the approval of his/her supervisor and then pre-clear the transaction with the ICC Compliance Department.  Any Associated Person who has previously purchased privately placed securities must disclose such purchases to said departments before he/she participates in a client’s subsequent consideration of any investment in the securities of the same or a related issuer.

G.             Outside Brokerage Accounts

All ICH common stock or other ICH securities “beneficially owned” by Covered Persons or members of their immediate families or households (i.e., securities over which such persons directly or indirectly have the sole or shared power of voting or disposition) must be held in an ICC account and/or, in the case of stock that is unvested or otherwise restricted as to transfer, at ICH’s transfer agent.  Directors and executive officers of ICH and members of their immediate families and households shall engage in the purchase, sale or other transfer of ICH common stock or other ICH securities beneficially owned by them, or of any interest therein, only after obtaining legal clearance from ICH’s corporate counsel or designee.

All Associated Persons must obtain the explicit permission of the ICC Compliance Department prior to opening a new brokerage account outside of ICC.  Upon joining the Company, an Associated Person is required to disclose all of his or her personal securities accounts to the ICC Compliance Department and must carry out instructions provided to conform such accounts, if necessary, to the Company’s policies.

Under no circumstances is an Associated Person permitted to open or maintain any personal account that has not been disclosed to and approved by the ICC Compliance Department.  Also, the policies, procedures and rules described throughout this Code apply to personal accounts.

All Associated Persons are required to open and maintain their personal accounts in accordance with the provisions of ICC’s Written Supervisory Procedures Manual applicable to the opening of outside personal accounts, including directing the outside brokerage firm to supply duplicate copies of transaction confirmations and periodic account statements.

Appendix IV

Confidentiality, Insider Trading and Blackout Periods

Confidentiality

Duty of Confidentiality.  In order to protect the legitimate interests of the Company, all Company personnel are required to maintain in strict confidence all non-public information regarding the Company, its suppliers, customers and other business associates, and to never use or disclose any such information except as reasonably required to perform their duties for the Company.

Protecting Confidentiality.  Company personnel are required to exercise reasonable care to ensure that dissemination of non-public information within the Company and among its business associates is limited to what is necessary to accomplish assigned duties.  For example, confidential documents should be kept in secure places, visitors should not be left unattended in offices containing confidential information, confidential discussions should not be held where they may be overheard and, where appropriate, the identity of sensitive projects should be disguised by using code words.

External Communications.   All communications between the Company and the news media, financial analysts, investors and the like will be conducted only by specific appropriately-designated officers under controlled circumstances.  Company personnel must respectfully decline to respond to any inquiries from such sources and promptly refer such inquiries to the ICC Chief Compliance Officer or ICH corporate counsel for response.

Insider Trading

Insider Trading Prohibited.   In order to provide a level playing field for all investors, securities laws prohibit Company personnel and others from trading in Company stock (or in the securities of any public company doing business with the Company, hereinafter referred to as an “Business Associate”) based on material non-public information, or from “tipping” such material non-public information to others.  Generally speaking, this means that if a Covered Person (or a member of his or her immediate family or household) is in possession of such material non-public information, he or she should not:

(i) “tip“ such information to others,

(ii) sell, or assist others in selling, Company stock (or a Business Associate’s securities) if the information would likely be perceived by investors as having a negative effect on the price of Company stock (or the Business Associate’s securities) or

(iii) buy, or assist others in buying, Company stock (or an Associate’s securities) if the information would likely be perceived by investors as having a positive effect on the price of Company stock (or the Associate’s securities), unless and until such information has been effectively disseminated to the public through established channels and the public has had at least two full business days (and perhaps longer in the case of complex matters) to absorb and evaluate it.

Materiality Defined.  Generally speaking, non-public information will be considered “material” if its disclosure would likely impact the price of publicly-traded securities (such as Company stock) or if a reasonable investor would consider the information a significant factor in deciding whether to buy, sell or hold such securities.  Examples of information which may be considered material include, among other things:  acquisition or loss of a material contract;  significant deviation from general market expectations regarding the acquisition of a material contract or regarding earnings, other financial results or financial condition;  negotiations and agreements regarding significant acquisitions, divestitures or business combinations;  changes in dividend policies or the declaration of a stock split or offering of additional securities;  major management changes;  or knowledge of the pendency or likelihood of any of the foregoing events (including knowledge of any event which could reasonably be expected to lead to any of the foregoing material events).

Prevention of Insider Trading.  Under federal securities laws, the Company, persons controlling the Company and even supervisory personnel may be held liable for failing to take appropriate steps to prevent insider trading by Company personnel.  Officers and supervisory personnel should be alert to situations where others within the Company may not be complying with the rules prohibiting insider trading and tipping, and should promptly refer any such matters to the ICC Chief Compliance Officer or ICH corporate counsel.

Preclearance of Trades in Company Stock.  In order to help avoid inadvertent violations of the insider trading rules (as well as the rules governing transactions by directors and executive officers), all transactions in Company stock by Covered Persons must be cleared in advance by the ICC Chief Compliance Officer or ICH corporate counsel or designee.  This includes all public or private purchases of Company stock (other than by exercising a stock option) and all public or private sales of Company stock, including the sale of Company stock obtained by exercising stock options (such as pursuant to a so-called “cashless exercise”).  In order to protect Company personnel and the Company, the ICC Chief Compliance Officer or ICH corporate counsel or designee in certain cases may refuse to authorize the transaction based upon such factors as the individual’s access to material non-public information, pending news related to material developments at the Company or other relevant factors.

Trading Blackout Periods

     Covered Persons may have access to information regarding the Company’s quarterly and annual financial results before they are reported to the public through earnings press releases and/or the filing of reports with the Securities and Exchange Commission.  Covered Persons also often may have access to reasonably accurate internal forecasts of Company financial results approximately two weeks before the end of each fiscal quarter and year end.  Accordingly, it is Company policy that no Covered Person will trade in Company stock (including resale of shares obtained upon exercise of a stock option) during the following blackout periods:

From	Through the end of the second business day immediately following

March 18	the date that first quarter results are publicly announced

June 17	the date that second quarter results are publicly announced

September 17	the date that third quarter results are publicly announced

December 18	the date that yearly results are publicly announced

     The above blackout policy is in addition to the other procedures regulating your ability to trade in Company stock contained in this Code which will continue to apply to all Covered Persons, even between blackout periods.  We understand that these policies, which are similar to those maintained by other publicly-traded companies, unfortunately may on occasion result in hardship to some Covered Persons.  However, they are deemed necessary both to protect the Company and Covered Persons from the often severe penalties for insider trading and to ensure the integrity of the market in Company stock for the benefit of our investors, and we ask for and expect your full compliance with and support of these policies.